FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

01 August 2002

mmO2 plc

Wellington Street
Slough, Berkshire SL1 1YP, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Enclosure:

One Company Announcement notification dated 1 August 2002 sent to the London Stock Exchange under its requirements to notify a change in major interests in shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mmO2 plc

Date: 01 August 2002

By: ______________________

ROBERT HARWOOD
Assistant Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

mmO2 plc

2. Name of shareholder having a major interest

The Capital Group Companies Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital International Limited:

Registered Name	Number of Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	3,331,150
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	35,018,410
Chase Nominees Ltd Woolgate House Coleman Street London EC2P 2HD	44,502,999
Midland Bank plc 5 Lawrence Hill Poutney Hill London EC4R OE	1,810,900
Bankers Trust 59 ½ Southmark Street 2nd Floor London SE1 OHH	31,776,442
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	988,000
Citibank London 11 Old Jewry London EC2R 8D8	1,103,800

Morgan Guaranty 83 Pall Mall London SW1Y 5ES	4,807,900
Nortrust Nominees 156 Bishopsgate London EC2M 3XS	28,849,634
State Street Bank & Trust Co	3,196,800
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX	9,605,930
HSBC Bank plc Securities Services Mariner House Pepys Street London EC3N 4DA	11,769,493
Mellon Bank NA London Branch London	3,250,000
Northern Trust AVFC South Africa	1,635,400
KAS UK Kass Associate PO Box 178 1000 AD Amsterdam	323,500
Mellon Nominees (UK) Ltd 150 Buchanan Street Glasgow G1 2DY	1,000,000
Bank One London	1,643,900
Clydesdale Bank plc	262,000
Capital International S.A.:	
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	569,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,577,800
Midland Bank plc 5 Laurence Poutney Hill EC4R OE	106,900
Royal Bank of Scotland Regents House 42 Islington High Street	3,489,000

London N1 8XL

Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street London	187,500
Vidacos Nominees Ltd Citibank NA Lewisham House 25 Molesworth Street London SE13 7EX	1,002,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX	385,200

Capital International, Inc.:

Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,299,465
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	5,041,124
Nortrust Nominees 155 Bishopsgate London EC2M 9XS	1,638,000
Citibank NA Toronto	308,000
HSBC Bank plc Securities Services Mariner House Pepys Street London EC3N 4DA	391,100

Capital Research and Management Company:

State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	64,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	226,171,548

Capital Guardian Trust Company

State Street Nominees Limited	1,765,000

Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	7,079,000
Midland Bank plc 5 Laurence Poutney Hill London EC4R 0E	379,000
Nortrust Nominees 155 Bishopsgate London EC2M 3XS	2,284,000

5. Number of shares / amount of stock acquired

90,879,118

6. Percentage of issued class

1.05%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 0.1p each

10. Date of transaction

30 July 2002 - Date of Section 198 Notification

11. Date company informed

1 August 2002

12. Total holding following this notification

441,414,595

13. Total percentage holding of issued class following this notification

5.09%

14. Any additional information

Notification in respect of section 198 Companies Act 1985

15. Name of contact and telephone number for queries

Deborah Russell, 01753 628096

16. Name and signature of authorised company official responsible for making this notification

Deborah Russell

Date of notification

1 August 2002